FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

June 12, 2007

Minco Silver announces that it has retained SRK Consulting to prepare a Preliminary Economic Assessment (PEA) for its Fuwan Silver Project located in Guangdong Province, in the Peoples Republic of China.  SRK will provide specialist skills and services for the proposed Fuwan Silver Mine to a PEA level of detail to meet Canadian standards in accordance with National Instrument 43-101 guidelines.  The study will require approximately 3 months to complete and will commence immediately.  SRK will carry out engineering work with respect to project viability, mining methods and mine configuration, process metallurgy, surface infrastructure, and tailings storage.  SRK will also work with Process Research Associates of Vancouver on the metallurgical requirements for the study.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated June 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:  June 12, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	June 12, 2007

NEWS RELEASE

MINCO SILVER ENGAGES SRK CONSULTING FOR PRELIMINARY ECONOMIC ASSESSMENT ON ITS FUWAN SILVER PROJECT

Minco Silver Corporation (the "Company" or "Minco Silver")(TSX: MSV) is pleased to announce that the Company has retained SRK Consulting to prepare a Preliminary Economic Assessment (PEA) for the Fuwan Silver Project located in Guangdong Province, in the Peoples Republic of China.  SRK Consulting is an independent, internationally recognized engineering company with over 30 years experience providing mining clients with services from exploration through feasibility, mine planning, and production to mine closure.  Among SRK's 1500 clients are most of the world's major and medium-sized metal and industrial mineral mining houses, exploration companies, banks, petroleum exploration companies, construction firms, and government departments.

SRK will provide specialist skills and services for the proposed Fuwan Silver Mine to a PEA level of detail to meet Canadian standards in accordance with National Instrument 43-101 guidelines.  The study will require approximately 3 months to complete and will commence immediately.  SRK will carry out engineering work with respect to project viability, mining methods and mine configuration, process metallurgy, surface infrastructure, and tailings storage.  SRK will also work with Process Research Associates of Vancouver on the metallurgical requirements for the study.

The SRK Preliminary Economic Assessment report will form the basis for the Chinese Feasibility Study required for the Chinese Mining License application.  Upon successful completion of the PEA, Minco Silver intends to immediately begin work on the Chinese Feasibility Study and is presently reviewing a list of potential Chinese Engineering Institutes for this purpose.

Dr. Ken Cai commented “we are excited to begin definitive engineering studies at Fuwan as Minco Silver transforms from an exploration based company to a development stage company on its way to becoming an emerging silver producer”.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.